EXHIBIT 3.2
AMENDMENT TO FOURTH AMENDED AND RESTATED
R.H. DONNELLEY CORPORATION BYLAWS
          Article I, Section 2 of the Fourth Amended and Restated R.H. Donnelley Corporation Bylaws is amended and restated to read in its entirety as follows:
          Section 2. Special meetings of the stockholders may be held upon call of the Board, the Chairman of the Board or the President at such time and at such place within or without the State of Delaware, as may be fixed by the Board, the Chairman of the Board or the President, as the case may be, and as may be stated in the notice setting forth such call. The business transacted at a special meeting of the stockholders shall be limited to the purpose or purposes stated in the notice of the meeting